FILED BY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			Paul Hathaway
		CENTRAL INDEX KEY:			0001595014

	FILING VALUES:
		FORM TYPE:		SC 13G

	MAIL ADDRESS:
		STREET 1:		6605 S. Granite Ave.
		STREET 2:
		CITY:			TULSA
		STATE:			OK
		ZIP:			74136

SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			FSI LOW BETA
ABSOLUTE RETURN FUND
		CENTRAL INDEX KEY:			0001527413
		IRS NUMBER:				461212166
		STATE OF INCORPORATION:			DE
		FISCAL YEAR END:			08/30

	FILING VALUES:
		FORM TYPE:		SC 13G
		SEC ACT:		1934 Act


	BUSINESS ADDRESS:
		STREET 1:		225 PICTORIA DRIVE, SUITE 450
		CITY:			CINCINATTI
		STATE:			OH
		ZIP:			45246
		BUSINESS PHONE:		(513) 587-3400

	MAIL ADDRESS:
		STREET 1:		225 PICTORIA DRIVE, SUITE 450
		CITY:			CINCINATTI
		STATE:			OH
		ZIP:			45246












UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G



Under the Securities Exchange Act of 1934
(Amendment No. _____)*


FSI LOW BETA ABSOLUTE RETURN FUND
---------------------------------------------
(Name of Issuer)


Units, Par Value $100.00 Per Share
-------------------------------------------------
(Title of Class of Securities)


N/A
----------------------------------------------------
(CUSIP Number)


August 1, 2013
 ---------------------------------------------------------------
---------------
(Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





----------------------------------------------------------------
--------------
               SCHEDULE 13G
----------------------------------------------------------------
--------------
     (1)  NAMES OF REPORTING PERSONS

          Paul Hathaway

----------------------------------------------------------------
--------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions):
                                                            (a)
[ ]
                                                            (b)
[ ]
----------------------------------------------------------------
--------------
     (3)  SEC USE ONLY

----------------------------------------------------------------
--------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
----------------------------------------------------------------
--------------
                                   (5) SOLE VOTING POWER
NUMBER OF				10912.698
SHARES                             -----------------------------
--------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -----------------------------
--------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					10912.698
                                   -----------------------------
--------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
----------------------------------------------------------------
--------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                      10912.698
----------------------------------------------------------------
--------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
          (See Instructions)
[ ]
----------------------------------------------------------------
--------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     8.34%
----------------------------------------------------------------
--------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                     IN
----------------------------------------------------------------
--------------




Item 1(a).       Name of Issuer:

                 FSI Low Beta Absolute Return Fund

Item 1(b).       Address of Issuer's Principal Executive
Offices:

                 320 South Boston, Suite 1130
			Tulsa, Oklahoma 74103


Item 2(a).       Name of Persons Filing:

This Schedule 13G is being filed by Paul Hathaway (the "Reporting
Person"). All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting
Person.

Item 2(b).       Address of Principal Business Office or, if
None, Residence:

6605 S. Granite Ave.
Tulsa, OKlahoma
74136



To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 2(c).       Citizenship:

                 See Item 4 of the attached cover page

Item 2(d).       Title of Class of Securities:

                 Units, Par Value $100.00 Per Share

Item 2(e).       CUSIP Number:
			N/A


Item 3.          If This Statement is Filed Pursuant to Sections
240.13d-1(b)
                 or 240.13d-2(b), Check Whether the Person
Filing is a:

(a) [ ]   Broker or dealer registered under section 15 of the
Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ]   Insurance company as defined in section 3(a)(19) of
the Act (15
          U.S.C. 78c).

(d) [ ]   Investment company registered under section 8 of the
Investment
          Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

(f) [ ]   An employee benefit plan or endowment fund in
accordance with
          Section 240.13d-1(b)(1)(ii)(F);

(g) [ ]   A parent holding company or control person in
accordance with
          Section 240.13d-1(b)(1)(ii)(G);

(h) [ ]   A savings associations as defined in Section 3(b) of
the Federal
          Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]   A church plan that is excluded from the definition of
an
          investment company under section 3(c)(14) of the Investment Company
          Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J);


Item 4.  Ownership.

    (a) Amount Beneficially Owned: See Item 9 of the attached cover pages.

    (b) Percent of Class: See Item 11 of the attached cover pages.

    (c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               See Item 5 of the attached cover pages.

        (ii)   Shared power to vote or to direct the vote:

               See Item 6 of the attached cover pages.

        (iii)  Sole power to dispose or to direct the
disposition of:

               See Item 7 of the attached cover pages.

        (iv) Shared power to dispose or to direct the disposition of:

               See Item 8 of the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired
         the Security Being Reported on By the Parent Holding
Company or
         Controlling Person.

         Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

         Item 9 is not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2013



By: /s/ Paul Hathaway
    -------------------------------
    Paul Hathaway